Exhibit 99.16

2707031 ONTARIO INC.

Suite 400, 305 Milner Avenue,

Toronto (Ontario) M1B 3V4

Pour diffusion immédiate

UNE FILIALE D’ALIMENTATION COUCHE-TARD INC.

ACQUIERT DES TITRES ADDITIONNELS DE FIRE & FLOWER HOLDINGS CORP.

NE DOIT PAS ÊTRE DISTRIBUÉ AUX AGENCES DE TRANSMISSION

AMÉRICAINES NI DIFFUSÉ AUX ÉTATS-UNIS

TORONTO, le 28 avril 2020 – 2707031 Ontario Inc. (« 2707 »), filiale en propriété exclusive indirecte d’Alimentation Couche-Tard inc., annonce qu’elle a acquis ce jour, dans le cadre d’un financement annoncé par Fire & Flower Holdings Corp. (« Fire & Flower ») le 13 avril 2020, la propriété et le contrôle (i) de débentures convertibles garanties à 8 % d’un capital de 1 960 000 $ de Fire & Flower (les « débentures de 2020 »); (ii) de 515 reçus de souscription de Fire & Flower (les « reçus de souscription »), chaque reçu de souscription donnant à son porteur le droit de recevoir, sous réserve de certaines conditions et sans avoir à payer de contrepartie additionnelle, des débentures de 2020 d’un capital de 1 000 $; (iii) de 3 523 705 bons de souscription d’actions ordinaires de série A de Fire & Flower (les « bons de souscription de série A »); (iv) de 11 048 651 bons de souscription d’actions ordinaires de série B de Fire & Flower (les « bons de souscription de série B »); et (v) de 22 686 864 bons de souscription d’actions ordinaires de série C de Fire & Flower (les « bons de souscription de série C » et, collectivement avec les bons de souscription de série A et les bons de souscription de série B, les « bons de souscription »). Les bons de souscription ont été émis à 2707 conformément aux modalités de la convention relative aux droits de l’investisseur intervenue en date du 7 août 2019 entre 2707 et Fire & Flower.

Si toutes les débentures de 2020 sont converties (y compris les débentures de 2020 devant être émises à l’échange des reçus de souscription détenus par 2707) et si tous les bons de souscription sont exercés, 2707 acquerra la propriété et le contrôle de 42 209 220 actions ordinaires de Fire & Flower (les « actions de Fire & Flower »), ce qui représente environ 20,93 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures de 2020 détenues par 2707 sont converties intégralement (y compris les débentures de 2020 devant être émises à l’échange des reçus de souscription détenus par 2707) et où seuls les bons de souscription détenus par 2707 sont exercés intégralement (environ 8,00 % compte tenu d’une dilution complète).

Immédiatement avant l’acquisition des débentures de 2020, des reçus de souscription et des bons de souscription (collectivement, les « titres de Fire & Flower »), 2707 détenait (i) 2 550 734 actions de Fire & Flower (qui représentent environ 1,60 % des actions de Fire & Flower émises et en circulation); (ii) des débentures convertibles non garanties à 8 % de Fire & Flower d’un capital de 25 989 985,42 $ (les « débentures de 2019 » et, collectivement avec les débentures de 2020, les « débentures »); (iii) 30 634 322 bons de souscription de série A; (iv) 56 126 890 bons de souscription de série B; et (v) 110 703 925 bons de souscription de série C. Si toutes les débentures de 2019 sont converties et si la totalité des 197 465 137 bons de souscription sont exercés, 2707 aura la propriété et le contrôle de 224 305 577 actions de Fire & Flower au total (ce qui comprend les 2 550 734 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 58,85 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures de 2019 détenues par 2707 sont converties intégralement et où seuls les 197 465 137 bons de souscription détenus par 2707 sont exercés intégralement (environ 51,62 % compte tenu d’une dilution complète).

L’acquisition des titres de Fire & Flower confère immédiatement à 2707 la propriété et le contrôle (i) de 2 550 734 actions de Fire & Flower (qui représentent environ 1,60 % des actions de Fire & Flower émises et en circulation); (ii) de débentures de 2019 d’un capital de 25 989 985,42 $; (iii) de débentures de 2020 d’un capital de 1 960 000 $; (iv) du droit de recevoir, sous réserve de certaines conditions et sans avoir à payer de contrepartie additionnelle, des débentures de 2020 d’un capital de 515 000 $ grâce à 515 reçus de souscription; et (iv) le droit d’acquérir jusqu’à concurrence de 234 724 357 actions de Fire & Flower grâce à 234 724 357 bons de souscription. Si toutes les débentures sont converties (y compris les débentures de 2020 devant être émises à l’échange des reçus de souscription détenus par 2707) et que la totalité des 234 724 357 bons de souscription sont exercés, 2707 aura la propriété et le contrôle de 266 514 797 actions de Fire & Flower au total (ce qui comprend les 2 550 734 actions de Fire & Flower susmentionnées). Ces titres représentent au total environ 62,95 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures détenues par 2707 sont converties intégralement (y compris les débentures de 2020 devant être émises à l’échange des reçus de souscription détenus par 2707) et où seuls les bons de souscription détenus par 2707 sont exercés intégralement (environ 50,50 % compte tenu d’une dilution complète).

2707 a acquis les titres de Fire & Flower aux fins d’investissement uniquement et non dans le but d’influer de façon importante sur le contrôle de Fire & Flower. Selon les conditions du marché et d’autres facteurs, 2707 pourrait à l’occasion acquérir ou aliéner des titres supplémentaires de Fire & Flower, notamment sur le marché libre ou au moyen de contrats de gré à gré, ou acquérir des participations dans un titre de Fire & Flower ou conclure des instruments financiers liés à un titre de Fire & Flower.

Le siège social de Fire & Flower est situé au 308 – 150 King Street West, Toronto (Ontario) M5H 1J9.

Pour obtenir plus de renseignements ou une copie de la déclaration selon le système d’alerte déposée par 2707, veuillez communiquer avec Jean-Marc Ayas, Gestionnaire, Relations investisseurs d’Alimentation Couche-Tard inc. au 450-662-6632, poste 4619 (relations.investisseurs@couche-tard.com).